Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215272
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 6 DATED MARCH 30, 2020
TO THE PROSPECTUS DATED OCTOBER 15, 2019

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated October 15, 2019, supplement no. 1 dated October 15, 2019, supplement no. 2 dated November 1, 2019, supplement no. 3 dated November 18, 2019, supplement no. 4 dated February 20, 2020, and supplement no. 5 dated February 24, 2020. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Communities O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the status of the offering;
•updated risks related to an investment in us;
•information regarding distributions;
•updates to our plan of distribution;
•information about equity incentive awards granted to our executive officers;
•our acquisition of a multifamily apartment community in the Greater Boston area and related financing;
•information about our amended and restated limited partnership agreement;
•expert information;
•“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our annual report on Form 10-K for the year ended December 31, 2019; and
•our audited financial statements and the notes thereto as of and for the year ended December 31, 2019.

Status of the Offering

We commenced this offering of $750.0 million of shares of common stock on August 13, 2018. As of March 20, 2020, we had sold 10,025,160 shares of our Class A common stock and 2,500 shares of our Class T common stock in this offering for aggregate gross offering proceeds of $99,763,225. Included in these amounts were 63,893 shares of common stock sold pursuant to our distribution reinvestment plan for aggregate gross offering proceeds of $638,926. Accordingly, as of March 20, 2020, there was approximately $650,237,000 of shares available for sale in this offering.

Risk Factors

The following risk factors supplement and supersede and replace as appropriate, the risk factors appearing in the prospectus.

The outbreak of widespread contagious disease, such as the novel coronavirus, COVID-19, could adversely impact our operations and the value of our investments.

The recent outbreak of the COVID-19 virus that has rapidly spread to a growing number of countries, including the United States, has created considerable instability and disruption in the U.S. and world economies. The extent to which our results of operations or our overall value will be affected by the COVID-19 virus will largely depend on future developments, which are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to be undertaken to contain the COVID-19 virus or treat its impact. Given the uncertainty, no assurance can be given that the value of our investments made prior to March 2020 has not declined below the purchase price of the investment. As a result of shutdowns, quarantines or actual viral health issues, tenants at our multifamily apartment communities may experience reduced wages for a prolonged period of time and may be unable to make their rental payments. We may be unable to evict tenants due to federal, state and/or local laws or regulations or lender requirements implemented as a result of the COVID-19 virus outbreak. In addition, property managers may be limited in their ability to properly maintain our multifamily apartment communities. Market fluctuations may affect our ability to obtain necessary funds for our operations from current lenders or new borrowings. In addition, we may be unable to obtain financing for the acquisition of investments on satisfactory terms, or at all. The occurrence of any of the foregoing events or any other related matters could materially and adversely affect our financial performance and our overall value, and investors could lose all or a substantial portion of their investment in us.

The offering price of our shares was not established in reliance on a valuation of our assets and liabilities; the actual value of your investment may be substantially less than what you pay.

We established the offering price of our shares on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. The actual value of an investment in us may be less than the offering price. In particular, and as discussed in the risk factor above, we do not know the extent to which our results of operations or overall value will be affected by the COVID-19 virus and no assurance can be given that the actual value of an investment in us is not substantially less than the current offering price.

We plan to determine the net asset value of our common stock no later than May 17, 2021, and annually thereafter. Our net asset value will be determined based on valuations of our assets and liabilities by, or with the material assistance or confirmation of, a third-party valuation expert or service. The method used in any year will be selected by our board of directors.

To assist FINRA members and their associated persons that participate in this offering, we intend to disclose in each annual report distributed to stockholders a per share estimated value of our shares developed in a manner reasonably designed to ensure it is reliable, the method by which it was developed and the date of the estimated valuation.

The actual value of shares that we repurchase under our share repurchase program may be substantially less than what we pay.

Under our share purchase program, shares may be repurchased at varying prices depending on (a) the number of years the shares have been held, (b) the purchase price paid for the shares, and (c) whether the redemptions are sought upon a stockholder’s death, or “complete disability” (as defined in the share repurchase program). The maximum price that may be paid under the program is $9.50 per share, which is 95% of the offering price of our shares of common stock in the primary portion of this offering (ignoring purchase price discounts for certain categories of purchasers). Although this purchase price represents a discount to the price at which most investors were willing to purchase shares in this offering, this value may differ from the price at which a stockholder could resell his or her shares for the reasons discussed in the risk factor above. Thus, when we repurchase shares of our common stock at $9.50 per share, the actual value of the shares that we repurchase may be less, and the repurchase may be be dilutive to our remaining stockholders. Even at lower repurchase prices, the actual value of the shares may be less than what we pay and the repurchase may be dilutive to our remaining stockholders.

If our investments and future investments fail to perform as expected, cash distributions to our stockholders may decline.

At December 31, 2019, we owned a multifamily apartment community in West Palm Beach, Florida; have issued a B Note secured by a deed of trust on a multifamily development project in Allen, Texas; have made a preferred equity investment in a multifamily development project in Ybor City, Florida; and have entered into an agreement to provide a preferred equity investment for a multifamily development project in Denver, Colorado. Each of these investments was based on an underwriting analysis with respect to each investment. If these investments do not perform as expected, whether as a result of the impact of the COVID-19 virus on U.S. and world economies, or otherwise, or future acquisitions do not perform as expected, we may have less cash flow from operations available to fund distributions and investor returns may be reduced.

We have paid distributions from offering proceeds. In the future we may continue to fund distributions with offering proceeds. To the extent we fund distributions from sources other than our cash flow from operations, we will have less funds available for investment in multifamily apartment communities and multifamily real estate-related assets and the overall return to our shareholders may be reduced.

Our charter permits us to make distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. We intend to make distributions on our common stock on a per share basis with each share receiving the same distribution. If we fund distributions from financings, the proceeds from this or future offerings or other sources, we will have less funds available for investment in multifamily apartment communities and other multifamily real estate-related assets and the number of real estate properties that we invest in and the overall return to our shareholders may be reduced. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operations available for distribution in future periods. If we fund distributions from the sale of assets or the maturity, payoff or settlement of multifamily real estate-related assets, this will affect our ability to generate cash flows from operations in future periods.

We expect to have little, if any, cash flow from operations available for distribution until we make substantial investments. During the early stages of our operations, it is likely that we will use sources of funds which may constitute a return of capital to fund distributions. During this offering stage, when we may raise capital more quickly than we acquire income-producing assets, and for some period after this offering stage, we may not be able to make distributions solely from our cash flow from operations. Further, because we may receive income from our investments at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our existence and from time to time during our operational stage, we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will make these distributions in advance of our actual receipt of these funds. In addition, to the extent our investments are in development or redevelopment projects or in properties that have significant capital requirements, our ability to make distributions may be negatively impacted, especially during our early periods of operation. In these instances, we expect to look to third party borrowings to fund our distributions. We may also fund such distributions from the sale of assets. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for the acquisition of real estate investments, the overall return to our shareholders may be reduced and subsequent investors will experience dilution. In addition, to the extent distributions exceed cash flow from operating activities, a shareholder's basis in our stock will be reduced and, to the extent distributions exceed a shareholder's basis, the shareholder may recognize capital gain.

For the year ended December 31, 2019, we made aggregate distributions of $2,004,075, including $1,602,472 distributions paid in cash and $401,603 of distributions reinvested through our distribution reinvestment plan. Our net loss for the year ended December 31, 2019 was $3,296,194. Cash flows used in operating activities for the year ended December 31, 2019 was $459,142. We funded our total distributions paid, which includes net cash distributions and distributions reinvestment by shareholders, with $384,310 prior period cash provided by operating activities and $1,619,765 of offering proceeds. Generally, for purposes of determining the source of our distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments.

We may be adversely affected by changes to the LIBOR settling process and potential phasing out of LIBOR after 2021.

Certain of our outstanding debt as well as our investment in the Dolce B Note is indexed to the London Interbank Offered Rate (“LIBOR”). LIBOR and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements and investments to perform differently than in the past or cause other unanticipated consequences. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit rates for the calculation of LIBOR rates after 2021, and it is unclear whether new methods of calculating LIBOR will be established, such that LIBOR may continue to exist after 2021. While there is no consensus on what rate or rates may become accepted alternatives to LIBOR, the Alternative Reference Rates Committee, a steering committee comprised of U.S. financial market participants, selected the Secured Overnight Finance Rate (“SOFR”) as an alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market, and the Federal Reserve Bank of New York started to publish the SOFR in May 2018. At this time, it is impossible to predict whether the SOFR or another reference rate will become an accepted alternative to LIBOR. The discontinuation, reform or replacement of LIBOR or any other benchmark rates may have an unpredictable impact on contractual mechanics in the credit markets or cause disruption to the broader financial markets, and could have an adverse effect on LIBOR-based interest rates on our current or future debt obligations and derivatives.

We could be negatively impacted by the condition of Fannie Mae or Freddie Mac and by changes in government support for multifamily housing.

Fannie Mae and Freddie Mac are a major source of financing for multifamily real estate in the United States. We have utilized and expect to continue to utilize loan programs sponsored by these entities as a key source of capital to finance our growth and our operations. In September 2008, the U.S. government increased its control of Fannie Mae and Freddie Mac and placed both companies into a government conservatorship under the Federal Housing Finance Agency (the “FHFA”). Since that time, members of Congress have introduced and Congressional committees have considered a substantial number of bills that include comprehensive or incremental approaches to winding down Fannie Mae and Freddie Mac or changing their purposes, businesses or operations. In 2019, the FHFA for the first time released formal objectives calling for the return of Fannie Mae and Freddie Mac to the private sector. It was also announced during the year that Fannie Mae and Freddie Mac will be permitted to retain a combined $45 billion worth of earnings (Fannie Mae will be allowed to retain $25 billion and Freddie Mac $20 billion). This is a modification of the so-called “net worth sweep” provision that has required Fannie Mae and Freddie Mac to deliver nearly all of their profits to the Treasury; the result being that each organization will have the opportunity to build its net worth. A decision by the U.S. government to eliminate or downscale Fannie Mae or Freddie Mac or to reduce government support for multifamily housing more generally may adversely affect interest rates, capital availability, development of multifamily communities and the value of multifamily assets and, as a result, may adversely affect our operations. Any potential reduction in loans, guarantees and credit enhancement arrangements from Fannie Mae and Freddie Mac could jeopardize the effectiveness of the multifamily sector’s derivative securities market, potentially causing breaches in loan covenants, and through reduced loan availability, impact the value of multifamily assets, which could impair the value of a significant portion of multifamily communities. Specifically, the potential for a decrease in liquidity made available to the multifamily sector by Fannie Mae and Freddie Mac could (i) hinder our ability to obtain new financing or refinance our existing loans; (ii) require us to obtain other sources of debt capital with potentially different terms; and (iii) make it more difficult for potential buyers of our properties to obtain financing.

Holders of our preferred stock will have dividend, liquidation and other rights that are senior to the rights of the holders of our common stock.

Our board of directors has the authority to designate and issue preferred stock with liquidation, dividend and other rights that are senior to those of our common stock. On November 8, 2019, we classified and designated 5,000,000 shares of our authorized but unissued preferred stock as shares of non-voting Series 2019 preferred stock which we are offering for sale through a best-efforts private placement offering of up to $50,000,000 to accredited investors only. The outstanding Series 2019 preferred stock is entitled to receive a preferred dividend equal to a 5.5% (subject to an increase to 6.0% in certain circumstances) per annum cumulative but not compounded return on invested capital on the purchase price of $10.00.

Holders of our Series 2019 preferred stock are entitled to cumulative dividends before any dividends may be declared or set aside on our common stock, or the redemption of our common stock. Upon our voluntary or involuntary liquidation, dissolution or winding up, before any payment is made to holders of our common stock, holders of the preferred stock are entitled to receive a liquidation preference of $10.00 per share plus any accrued and unpaid distributions. This will reduce the remaining amount of our assets, if any, available to distribute to holders of our common stock. Because the offering of the Series 2019 preferred stock is being made without a firm commitment for any purchase of the preferred stock, we can provide no assurances as to how many, if any, shares of preferred stock we will issue. As of March 20, 2020, we had sold 830,099 shares of Series 2019 preferred stock for aggregate gross offering proceeds of $8,263,329.

Common Stock Distributions

On January 10, 2020, we paid distributions of $365,517, which related to distributions declared for daily record dates for each day in the period from December 1, 2019 through December 31, 2019. On February 10, 2020, we paid distributions of $382,935, which related to distributions declared for daily record dates for each day in the period from January 1, 2020 through January 31, 2020. On March 9, 2020, we paid distributions of $375,939, which related to distributions declared for daily record dates for each day in the period from February 1, 2020 through February 29, 2020.

Our board of directors has declared cash distributions on the outstanding shares of our common stock based on daily record dates for the period from March 1, 2020 through March 31, 2020, which we expect to pay in April 2020; the period from April 1, 2020 through April 30, 2020, which we expect to pay in May 2020; and the period from May 1, 2020 through May 31, 2020, which we expect to pay in June 2020. Investors may choose to receive cash distributions or purchase additional shares through our distribution reinvestment plan. Distributions will be calculated based on stockholders of record each day during these periods at a rate of $0.00136612 per share per day. Distributions declared at this daily rate equal an annualized rate of 5.0% based on a $10.00 purchase price per share and assuming distributions are paid every day for a year at the current daily distribution rate.

For more information regarding distributions, see “Management's Discussion and Analysis of Financial Condition and Results of Operations - Distributions” below.

Plan of Distribution

General

Our advisor is responsible for paying all organization and offering expenses in this offering without reimbursement by us with the exception of the underwriting expense associated with the grant of LTIP Units by the Operating Partnership to certain registered persons associated with the dealer manager.

Compensation of Dealer Manager and Soliciting Dealers

The following disclosures regarding “Other Compensation” and “Total Underwriting Compensation” that appear in Supplement no. 4 to the prospectus under the heading “Plan of Distribution – Compensation of Dealer Manager and Soliciting Dealers” supersede and replace the corresponding disclosures.

Other Compensation

Subject to FINRA limitations on underwriting compensation, our advisor may also pay directly, or reimburse the dealer manager if they pay on our behalf, certain additional underwriting compensation expenses, including attendance and sponsorship fees payable to soliciting dealers hosting retail seminars, marketing support fees, cost reimbursements for registered representatives of soliciting dealers to attend educational conferences sponsored by us or the dealer manager, and reimbursements for customary travel, lodging, meals and reasonable entertainment expenses and other actual costs of registered persons associated with the dealer manager incurred in the performance of wholesaling activities. We will not reimburse our advisor for any of these expenses. In addition, the Operating Partnership may grant awards of LTIP Units to certain registered persons associated with the dealer manager, which expense will not be reimbursed by our advisor.

Total Underwriting Compensation

The table and discussion below sets forth the nature and estimated amount of all items viewed as “underwriting compensation” by FINRA, assuming we sell all $675,000,000 of common stock offered in this primary offering, The maximum selling commissions assumes that 85% and 15% of the gross proceeds raised in the primary offering is from the sale of Class A and Class T shares of common stock, respectively. As we are registering any combination of the two classes, this allocation is management’s best estimate based on the recommendation of our dealer manager and its perceived demand in the market for each respective class of shares.

Total Compensation(1)
Upfront Selling commissions (maximum)	$37,462,500
Dealer manager fee (maximum)	20,250,000
Deferred selling commission (maximum)	3,037,500
Additional underwriting expenses(2)	3,000,000
Total	$63,750,000
(1) We are not responsible for paying any upfront or deferred selling commissions, dealer manager fees or additional underwriting expenses to the dealer manager or soliciting dealers. Our advisor, CC Advisors III, LLC, is responsible for paying the dealer manager fees, upfront and deferred selling commissions, and additional underwriting expenses, with the exception of any LTIP Units granted by the Operating Partnership, on our behalf without reimbursement from us.

(2) Includes additional underwriting expenses that may be paid by our advisor without reimbursement from us, as well as grants of LTIP Units, all as described above under “Other Compensation.”

Under the rules of FINRA, total underwriting compensation in this offering, including selling commissions, the dealer manager fee and any additional expense reimbursements to our dealer manager and soliciting dealers (excluding bona fide invoiced due diligence expenses), may not exceed 10% of our gross offering proceeds from our primary offering. In addition to the limits on underwriting compensation, FINRA and many states also limit our total organization and offering expenses to 15% of gross offering proceeds.

To the extent permitted by law and our charter, we indemnify the soliciting dealers and the dealer manager against some civil liabilities, including certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. See “Management - Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents.”

Management Compensation

Equity Incentive Compensation

We expect to make certain awards to our executive officers in the form of LTIP Units. LTIP Units are a separate series of units of limited partnership interests in the Operating Partnership which we expect to grant as equity awards to certain of our executive officers and registered persons associated with the dealer manager. LTIP Units will be valued by reference to the value of shares of our common stock, and will be subject to such conditions and restrictions as the compensation committee may determine, including continued employment or service, computation of financial metrics and/or achievement of pre-established performance goals and objectives. If applicable conditions and/or restrictions are not attained, participants will forfeit their LTIP Units. Unless otherwise provided, LTIP Unit awards, whether vested or unvested, will entitle the participant to receive current distributions from the Operating Partnership equivalent to the dividends that would be payable with respect to the number of shares of our common stock underlying the LTIP Unit award.

LTIP Units are structured as "profits interests" for U.S. federal income tax purposes, and we do not expect the grant, vesting or conversion of LTIP Units to produce a tax deduction for us based on current U.S. federal income tax law. As profits interests, LTIP Units initially will not have full parity, on a per unit basis, with our Operating Partnership's common units with respect to liquidating distributions. Upon the occurrence of specified events, LTIP Units can over time achieve full parity with common units and therefore accrete to an economic value for the participant equivalent to common units. If such parity is achieved, LTIP Units may be converted, subject to the satisfaction of applicable vesting conditions, on a one-for-one basis into common units, which in turn are redeemable by the holder for shares of common stock on a one-for-one basis or for the cash value of such shares, at our election. However, there are circumstances under which LTIP Units will not achieve parity with common units, and until such parity is reached, the value that a participant could realize for a given number of LTIP Units will be less than the value of an equal number of shares of common stock and may be zero.

Grant of LTIP Units

On March 25, 2020, we entered LTIP Unit Award Agreements with Enzio Cassinis, our Chief Executive Officer and President, and Adam Larson, our Chief Financial Officer, as well as certain other executive officers and registered persons associated with the dealer manager, with respect to the grant of LTIP Unit awards from the Operating Partnership as recommended by our compensation committee and approved by our board of directors. Annually, we expect to make additional grants of LTIP Unit awards to these individuals on the same terms and conditions.

The board of directors, upon the recommendation of the compensation committee, approved awards of time-based LTIP Units to Mr. Cassinis in the amount of $45,000 and to Mr. Larson in the amount of $33,750. Each award will vest approximately one-quarter of the awarded amount on January 1, 2021, 2022, 2023 and 2024.

The board of directors, upon the recommendation of the compensation committee, approved awards of performance-based LTIP Units to Mr. Cassinis in the target amount of $135,000 and to Mr. Larson in the target amount of $101,250. The actual amount of each award will be determined at the conclusion of the performance period and will depend on the internal rate of return as defined in the award agreement. The earned LTIP Units will become fully vested on the first anniversary of the last day of the performance period, subject to continued employment with the advisor or its affiliates.

Additional awards of $136,870 performance-based LTIP Units and $45,630 time-based LTIP Units were granted to certain other executive officers and registered persons associated with the dealer manager. The awards are granted effective March 25, 2020, and the number of units will be valued by reference to the estimated value per share of our common stock, currently $10.00.

The time-based and performance-based awards were designed to align the executive officers’ interests with those of our stockholders and to encourage the retention of our executive officers.

Property Acquisition and Related Financing

One Upland Acquisition

On March 19, 2020, we, through a wholly owned subsidiary of our operating partnership, completed the acquisition of a multifamily apartment community located in the Greater Boston area (“One Upland”) from an unaffiliated party. In connection with the acquisition we entered a property management agreement with Cottonwood Communities Management, LLC in the form required pursuant to the Three-Party Agreement (Property Management). As previously disclosed, as property manager, Cottonwood Communities Management, LLC will receive from us a property management fee in an amount up to 3.5% of the annual gross revenues of One Upland.

One Upland encompasses 303,840 rentable square feet and has 262 units and amenities, including a swimming pool, clubhouse, outdoor amphitheater, and a dog park. One Upland was constructed in 2016 and as of closing was 90.84% occupied. The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the units leased as of closing, calculated using financial information provided by the seller was $2,387.

The contract purchase price for One Upland was $103,600,000, excluding closing costs. We funded the purchase with an initial draw of $50,000,000 from our new $67,600,000 credit facility and proceeds from this offering and our private offering of Series 2019 preferred stock. We believe that One Upland is suitable for its intended purpose and adequately insured; we do not intend to make any renovations in the near term at the property.

One Upland Credit Facility

On March 19, 2020, in conjunction with the acquisition of One Upland, we, through a wholly owned subsidiary of our operating partnership, entered a secured Revolving Loan and Security Agreement with J.P. Morgan Chase Bank, N.A., an unaffiliated lender (the “JP Morgan Credit Facility”).

Pursuant to the terms of the JP Morgan Credit Facility, we may obtain advances secured against One Upland up to the amount of $67,600,000, subject to certain debt service coverage ratio requirements. Upon the closing of One Upland, our initial advance was $50,000,000. The JP Morgan Credit Facility has an initial maturity date of March 19, 2023 with the option to extend for two one-year periods subject to the satisfaction of certain conditions set forth in the loan agreement. The advances will carry an interest-only term and bear floating interest rates of 1-month LIBOR plus a spread ranging from 1.50% to 1.75%, depending on certain debt yield metrics set forth in the loan agreement and as evidenced by a promissory note. As of this date, the outstanding advances carry an interest rate of one-month LIBOR plus 1.50%. We have the right to prepay all or a portion of the JP Morgan Credit Facility at any time subject to certain conditions contained in the loan documents.

We may finance other future acquisitions through the JP Morgan Credit Facility. The aggregate loan-to-value ratio for all advances made with respect to the JP Morgan Credit Facility cannot exceed 65% at the time any advance is made. The limit on the amount that we can borrow under the JP Morgan Credit Facility is $125,000,000 so long as we maintain the loan-to-value and debt coverage ratios, and other requirements set forth in the JP Morgan Credit Facility loan documents. Each advance will be cross-collateralized with the other advances. The JP Morgan Credit Facility permits us to sell the multifamily apartment communities that are secured by the JP Morgan Credit Facility individually provided that certain loan-to-value and debt coverage ratios, and other requirements, are met.

The Operating Partnership Agreement

On March 25, 2020, we entered the Amended and Restated Limited Partnership Agreement of Cottonwood Communities O.P., LP to be effective as of February 1, 2020 (the “Amended OP Agreement”). The Amended OP Agreement establishes the terms of a new series of partnership units designated as LTIP Units, which we intend to issue annually as equity awards to certain of our executive officers and registered persons associated with our dealer manager. In addition, the Amended OP Agreement reflects certain other amendments to the original agreement to permit the admission of limited partners to the Operating Partnership in addition to the current sole limited partner, Cottonwood Communities Investor, LLC.

The following discussion of the operating partnership agreement supersedes and replaces the discussion in the prospectus.

General

Cottonwood Communities O.P., LP, which we refer to as the operating partnership, is a Delaware limited partnership. We expect to own substantially all of our assets and conduct our operations through the operating partnership. We are the sole general partner of our operating partnership. As the general partner, we have the exclusive power to manage and conduct the business of the operating partnership. Currently, the sole limited partner of the operating partnership is Cottonwood Communities Investor, LLC, a wholly owned subsidiary of Cottonwood Residential O.P. Cottonwood Communities Investor, LLC has assigned its right in the promotional interest in our partnership to Cottonwood Advisors Promote, LLC.

As we accept subscriptions for shares in this offering, we transfer all of the proceeds of the offering to our operating partnership as a capital contribution in exchange for units of general partnership interest. We are the only general partner in the operating partnership. We currently have issued general partner units and preferred interests from our operating partnership. In addition, we have amended the operating partnership agreement to provide for common limited partners units and LTIP units. The common units will allow us to receive contributions of property. In the future we may issue additional new classes of operating partnership interests with unique terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption.

As a result of this structure, we are considered an UPREIT, or an umbrella partnership real estate investment trust. For purposes of satisfying the asset and income tests for qualification as a REIT, the REIT’s proportionate share of the assets and income of the operating partnership will be deemed to be assets and income of the REIT.

Capital Contributions

We initially contributed $200,000 to the partnership in exchange for our general partner interest and have contributed all proceeds from our offerings. Cottonwood Communities Investor, LLC, was not required to make a capital contribution in exchange for its limited partnership interest. We plan to contribute the proceeds of this offering to the operating partnership as an additional capital contribution. The operating partnership has also issued preferred general partnership interests. In addition, if we accept contributions of property in our operating partnership, our percentage ownership interest in the operating partnership will be adjusted to reflect the relative ownership percentages of the property contributors and us. If the operating partnership would require additional funds at any time in excess of capital contributions made by us or from borrowings, we could borrow funds from a financial institution or other lender and lend such funds to the operating partnership on the same terms and conditions as are applicable to our borrowing of such funds.

Operations

The partnership agreement of our operating partnership provides that, so long as we remain qualified as a REIT, the operating partnership will be operated in a manner that will enable us to satisfy the requirements for being classified as a REIT for tax purposes.

Distributions and Allocations of Profits and Losses

Cash from Operations (which includes cash from capital transactions) from our operating partnership is distributed as follows:

(1)First, to the general partner (us) for our preferred interest;

(2)Second, 100% to the general partner (us) and the common unit holders and the LTIP unit holders until our stockholders have received distributions in an aggregate amount equal to the sum of (i) a 6% cumulative, non-compounded, annual return on their invested capital and (ii) a return of their invested capital; and

(3)Thereafter, 85% to the general partner (us) and 15% to Cottonwood Communities Advisors Promote, LLC.

Cottonwood Communities Advisors Promote, LLC has the right to receive certain distributions to pay income taxes. Notwithstanding the above, upon the sale or exchange of the last property or liquidation of the operating partnership, Cottonwood Communities Advisors Promote, LLC will contribute prior income tax related distributions it has received from the operating partnership to the extent that the tax distributions cause Cottonwood Communities Advisors Promote, LLC to receive distributions that exceed the amount that would have been distributed to Cottonwood Communities Advisors Promote, LLC if Cottonwood Communities Advisors Promote, LLC did not receive such distributions.

The operating partnership will make allocations of income and loss so that the allocations are made in a similar manner to the distributions. Losses will not be passed through to our stockholders. In addition, the LTIP holders will receive certain “Liquidating Gains and Liquidating Losses” to properly reflect their interest in the operating partnership.

Rights, Obligations and Powers of the General Partner

Under the partnership agreement of our operating partnership, the general partner has all power and authority as a general partner is able to have under the Delaware Revised Uniform Limited Partnership Act, as amended. We are the sole general partner of our operating partnership. As the sole general partner, we have complete and exclusive discretion to manage and control the operating partnership’s business and to make all decisions affecting its assets.

We expect that the operating partnership would continue to pay all of the administrative and operating costs and expenses it incurs in acquiring or originating and operating and managing our investments. Other than the organizational and offering expenses paid by CC Advisors III, LLC, we expect the operating partnership would also pay all of our administrative costs and expenses and such expenses would be treated as expenses of the operating partnership. Such expenses would include:

•all expenses relating to our continuity of existence;
•all expenses associated with the preparation and filing of our periodic reports under federal, state, or local laws or regulations; and
•all of our other operating or administrative costs incurred in the ordinary course of business.

Other than the organizational and offering expenses paid by CC Advisors III, LLC, the only costs and expenses we could incur that the operating partnership would not reimburse would be costs and expenses relating to assets we may own outside of the operating partnership. We would pay the expenses relating to such assets directly.

Change in General Partner

We generally would not be able to withdraw as the general partner of our Operating Partnership or transfer our general partnership interest in our operating partnership (unless we transferred our interest to a wholly owned subsidiary).

Amendment of Limited Partnership Agreement

The partnership agreement of our operating partnership may be amended with our consent as general partner and in certain cases the limited partners. The partnership agreement of our operating partnership will be amended if additional limited partners are admitted.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this supplement. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed under "Risk Factors" in the prospectus and herein.
Overview

Cottonwood Communities, Inc. is a Maryland corporation formed on July 27, 2016 to invest primarily in multifamily apartment communities and multifamily real estate-related assets throughout the United States. We will seek to invest at least 65% of our assets in stabilized multifamily apartment communities and up to 35% in mortgage loans, preferred equity investments, mezzanine loans or equity investments in property or land which will be developed into a multifamily apartment community (including, by way of example, an existing multifamily apartment community that may require redevelopment capital for strategic repositioning within its market). We do not expect to be able to achieve the balance of these allocations until we have raised substantial proceeds in the Offering (as defined below). Although this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego what we believe to be a good investment because it does not precisely fit our expected portfolio composition.

Our investment objectives are to:

•preserve, protect and return invested capital;
•pay stable cash distributions to stockholders;
•realize capital appreciation in the value of our investments over the long term; and
•provide a real estate investment alternative with lower expected volatility relative to public real estate companies whose securities trade daily on a stock exchange.

There is no assurance that we will attain our investment objectives. Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. In most cases these limitations cannot be changed unless our charter is amended, which may require the approval of our stockholders.

We are offering $750,000,000 in shares of common stock (the “Offering”), consisting of $675,000,000 in shares of common stock offered in our primary offering and $75,000,000 in shares of common stock offered pursuant to our distribution reinvestment plan (the "DRP Offering”) at a purchase price of $10.00 per share (with discounts available to certain categories of purchasers) in both the primary and the DRP Offering. Our common stock has two classes, Class A and Class T. The share classes have a different selling commission structure; however, these offering-related expenses are being paid by our advisor without reimbursement by us. We are offering to sell any combination of Class A and Class T common stock in the Offering, with a dollar value up to the maximum offering amount.

On November 8, 2019, we launched the Private Offering, a private placement offering exempt from registration under the Securities Act for which we are offering a maximum of $50,000,000 in shares of Series 2019 Preferred Stock to accredited investors at a purchase price of $10.00 per share. Offering-related expenses in the Private Offering are paid by us.

We operate under the direction of our board of directors. Our board of directors has retained our advisor to conduct our operations and manage our portfolio of real estate investments, subject to the supervision of the board of directors. Our advisor is an affiliate of our sponsor. We have no paid employees..
We intend to qualify as a REIT beginning with the taxable year ending December 31, 2019. We utilize an UPREIT organizational structure to hold all or substantially all of our assets through the Operating Partnership. We are the general partner of the Operating Partnership.

As of December 31, 2019, we have raised gross proceeds of $1,198,000 from the sale of Series 2019 Preferred Stock in the Private Offering and $88,062,000 from the sale of our common stock in the Offering. We have primarily used the net proceeds to make investments in real estate related assets as further described below under Our Investments.

Multifamily Real Estate Outlook

We believe that current market dynamics and underlying fundamentals suggest the positive trends in United States multifamily housing will continue. Steady job growth, low unemployment, increased rentership rates, increasing household formation and aligned demographics provide the backdrop for strong renter demand. We believe that other factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market also support the value proposition for owning multifamily apartment communities.

In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. This virus continues to spread globally including in the United States and has resulted in restrictions on travel and quarantines imposed. These restrictions have had a negative impact on the economy and business activity globally and may adversely impact the ability of our tenants, many of whom may be restricted in their ability to work, to pay their rent as and when due. In addition, our property managers may be limited in their ability to properly maintain our properties. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including additional actions taken to contain COVID-19 or treat its impact, among others. Our business and financial results could be materially and adversely impacted.

Our Investments

Cottonwood West Palm

On May 30, 2019, we acquired Cottonwood West Palm, a 245-unit, elevator-serviced, concrete and stucco community in West Palm Beach, Florida for approximately $67,000,000, excluding closing costs. Cottonwood West Palm is a 245-unit multifamily community that was completed in 2018. The occupancy rate of Cottonwood West Palm at December 31, 2019 was 92.2%. The effective monthly rental rate per unit as of December 31, 2019, calculated as the monthly contractual base rental income, net of free rent, divided by the units leased was $1,726. The property is located five miles west of Palm Beach International Airport and is comprised of a mix of one-, two-, and three-bedroom units with an average size of 1,122 square feet and total rentable square feet of 274,889. Property amenities include gated access, a heated resort-style pool with cabanas, fitness center, 5,500-square-foot clubroom, business center and dog park.

Dolce B Note

On July 31, 2019, we invested in a B note secured by a deed of trust on a development project for an amount of up to $10,000,000 (which commitment could rise to $10,500,000 in certain circumstances) (the “Dolce B Note”). The borrower is an unaffiliated third party. The borrower is using the proceeds from the Dolce B Note, additional financing in the amount of $45,500,000 (the “Dolce A Note”) and $17,900,000 in common equity to develop Dolce Twin Creeks, Phase II, a 366-unit multifamily project in Allen, Texas that includes medical office space.

The Dolce B Note bears interest at a rate of 9.50% plus 1-month LIBOR and is being drawn in stages as needed throughout the construction of the project. As of December 31, 2019, $1,794,000 had been drawn. The Dolce B Note includes a 1-month LIBOR floor equal to 2.50%, resulting in an interest rate floor equal to 12.00% and matures on December 31, 2021 with two six-month extension options. Prior to maturity, the borrower is required to make monthly interest only payments with principal due at maturity. Prepayment is permitted in whole but not in part subject to certain prepayment fees.

Lector85 Investment

On August 15, 2019, we entered into an agreement to make a preferred equity investment of up to $9,900,000 in Lector85, a multifamily community in Ybor City, Florida (the “Lector85 Investment”). In connection with our investment we entered a joint venture agreement with Milhaus, LLC (“Milhaus”), the sponsor of the development.

Milhaus is using the Lector85 Investment, along with a $34,000,000 construction loan and equity of $9,300,000 to develop Lector85, a 254-unit multifamily project in Ybor City, FL that includes retail space. The Lector85 Investment is expected to be drawn upon in stages as needed throughout the construction of the Project. As of December 31, 2019, $4,689,000 had been drawn.

The Lector85 Investment has an annual preferred return of 13% that will be reduced to 10% annually upon the later to occur of (i) the stabilization of the development project, or (ii) the one-year anniversary of the receipt of all temporary certificates of occupancy for the development project, subject to certain financial covenants being satisfied. The investment also has a special preferred return of $200,000 to be paid upon redemption. Subject to one twelve-month extension option, the redemption date is no earlier than two years after the receipt of all temporary certificates of occupancy for the development project (the “Redemption Lockout Date”) but no later than the earlier of (i) the payment in full of the construction loan, if the loan is repaid after the Redemption Lockout Date, or (ii) the construction loan maturity date, if the loan is not refinanced prior to the Redemption Lockout Date.

2980 Huron Investment

On October 25, 2019, we entered into a joint venture (the "Huron Joint Venture") to provide a preferred equity investment in an entity that has purchased and intends to develop 0.84 acres in the Union Station North neighborhood in downtown Denver, Colorado (the "2980 Huron Project"). The 2980 Huron Project is a proposed 13-story, 299-unit high-rise multifamily apartment community that will feature several amenities, including a pool deck, fitness center, aqua lounge and a co-working space and lounge. We expect construction on the 2980 Huron Project to commence in summer 2020 and to be completed in late 2022.

Our joint venture partner is CA Residential, a real estate investment and development firm. CA Residential is the managing member of the Huron Joint Venture; however, we have approval rights with respect to major decisions involving the 2980 Huron Project. We expect CA Residential or its affiliates to provide services to the 2980 Huron Project for which they will earn fees separate and in addition to any payments associated with their equity interest.

Pursuant to the joint venture agreement, CA Residential will use our $20,000,000 preferred equity investment, $17,500,000 in common equity and a $65,400,000 secured construction loan to fund the project. Our contributions will only be made following the contribution of the full $17,500,000 of common equity, and then will be made as project costs are incurred. As of December 31, 2019, CA Residential had not drawn on the 2980 Huron Investment.

Pursuant to the terms of the joint venture agreement, our preferred equity investment has an annual preferred return of 12%, compounded monthly, and matures on the earlier of: (i) the sale of the 2980 Huron Project (ii) the maturity of the construction loan; and (iii) such earlier date as may be provided in the transaction documents, all subject to a one-year extension provided certain conditions are satisfied. In addition, we will receive an underwriting fee in the amount of 1% of our preferred equity investment at origination and will receive an exit fee in the amount of 0.5% of the investment amount on repayment.

Results of Operations

We commenced real estate operations on May 30, 2019 with the acquisition of Cottonwood West Palm and, as a result, do not have a full year of real estate operations for discussion. The following table sets forth information regarding our consolidated results of operations:

Year Ended December 31, 2019
Revenues
Rental and other property revenues	$2,797,475
Real estate note investment interest	44,777
Total revenues	2,842,252
Expenses
Property operations expense	1,428,925
Reimbursable operating expenses to related parties	541,652
Asset management fee to related party	811,395
Depreciation and amortization	2,738,190
General and administrative expenses	876,808
Total operating expenses	6,396,970
Other income (expense)
Equity in earnings of unconsolidated real estate entity	272,805
Interest income	492,542
Interest expense	(916,626)
Total other expense	(151,279)
Total expenses before asset management fee waiver	(6,548,249)
Asset management fee waived by Advisor	409,803
Net expenses after asset management fee waiver	(6,138,446)
Net loss	$(3,296,194)

Non-GAAP Financial Measures

Funds from operations, or FFO, is a measure of the operating performance of a REIT and of our company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for our share of unconsolidated partnerships and joint ventures.

Our management also uses Core FFO as a measure of our operating performance. Core FFO excludes certain non-cash or non-routine items that we do not believe are reflective of our ongoing operating performance. Core FFO excludes from FFO deferred issuance costs related to real estate note investments, preferred stock and debt that are amortized over the term of these financial instruments. We have excluded the amortization of these items in our calculation of Core FFO to more appropriately reflect the impact of these costs on our operating performance as they are not reflective of charges actually incurred during the period. We believe excluding these items provides investors with a useful supplemental metric that directly addresses our ongoing operating performance.

Our calculation of Core FFO may differ from the methodology used for calculating Core FFO by other REITs and, accordingly, our Core FFO may not be comparable. We utilize FFO and Core FFO as measures of our operating performance, and believe these measures are also useful to investors because they facilitate an understanding of our operating performance after adjusting for non-cash expenses and other items not indicative of ongoing operating performance.

Neither FFO nor Core FFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and Core FFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor Core FFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

A reconciliation of FFO and Core FFO to net loss is as follows:

Year Ended December 31, 2019
Net loss	$(3,296,194)
Adjustments:
Depreciation and amortization	2,738,190
FFO	(558,004)
Adjustments:
Amortization of real estate note investment issuance costs	19,904
Accretion of discount on preferred stock	4,047
Amortization of debt issuance costs	62,248
Core FFO	$(471,805)

FFO per share - basic and diluted	$(0.12)
Core FFO per share - basic and diluted	$(0.10)
Weighted average shares outstanding	4,711,343

Liquidity and Capital Resources

Our principal demands for funds during the short and long-term are and will be for the acquisition of multifamily apartment communities and investments in multifamily real estate-related assets; operating expenses, capital expenditures and general and administrative expenses; payments under debt obligations; redemptions of common and preferred stock; and payments of distributions to stockholders. We will obtain the capital required to purchase multifamily apartment communities and make investments in multifamily real estate-related assets and conduct our operations from the proceeds of the Private Offering, the Offering, from secured or unsecured financings from banks and other lenders, and from any undistributed funds from our operations. As of December 31, 2019, we own a multifamily apartment community in West Palm Beach, Florida, have issued a B Note secured by a deed of trust on a multifamily development project in Allen, Texas, have made a preferred equity investment in a multifamily development project in Ybor City, Florida, and have entered into an agreement to provide a preferred equity investment in an entity that has purchased and intends to develop a parcel of land in Denver, Colorado. Our assets at December 31, 2019 also consisted of $47,549,804 of cash and cash equivalents.

If we are unable to raise substantial funds during our offering stage, we will make fewer investments resulting in less diversification in terms of the type, number, and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses regardless of whether we are able to raise substantial funds. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. We do not expect to establish a permanent reserve from our offering proceeds for maintenance and repairs of real properties. However, to the extent that we have insufficient funds for such purposes, we may establish reserves from gross offering proceeds, out of cash flow from operations, or from net cash proceeds from the sale of properties.

We target an aggregate loan-to-cost or loan-to-value ratio of 45% to 65% at the REIT level; provided, however, that we may obtain financing that is less than or exceeds such ratio in the discretion of our board of directors if the board of directors deems it to be in our best interest to obtain such financing. Although there is no limit on the amount we can borrow to acquire a single real estate investment, we may not leverage our assets with debt financing such that our borrowings are in excess of 300% of our net assets, unless a majority of our conflicts committee finds substantial justification for borrowing a greater amount and such excess borrowings are disclosed in our next quarterly report, along with the conflicts committee’s justification for such excess. Examples of such a substantial justification include obtaining funds for the following: (i) to repay existing obligations, (ii) to pay sufficient distributions to maintain REIT status, or (iii) to buy an asset where an exceptional acquisition opportunity presents itself and the terms of the debt agreement and the nature of the asset are such that the debt does not increase the risk that we would become unable to meet our financial obligations as they became due. We anticipate that all financing obtained to acquire stabilized multifamily apartment communities will be non-recourse to the Operating Partnership and us (however, it is possible that some of these loans will require us to enter into guaranties with respect to certain non-recourse carve-outs). We may obtain recourse debt in connection with certain development transactions.

At December 31, 2019, we had a Master Credit Facility Agreement with Berkadia Commercial Mortgage, LLC (the "Credit Facility"), for which we have an advance of $35,995,000 secured by Cottonwood West Palm. There is no limit on the amount that we can draw on the Credit Facility so long as we maintain the loan-to-value ratio and other requirements set forth in the loan documents. We may obtain additional lines of credit or enter into other financing arrangements that may be secured by one or more of our assets. We may use the proceeds from any line of credit or financing to bridge the acquisition of, or acquire, multifamily apartment communities and multifamily real estate-related assets if our board of directors determines that we require such funds to acquire the multifamily apartment communities or real estate-related assets.

We must also redeem the Series 2019 Preferred Stock for cash at a redemption price per share equal to $10.00 plus any accrued and unpaid dividends, to the extent there are funds legally available, on December 31, 2023. This date may be extended by two one-year extension options.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to pay offering costs in connection with the Private Offering as well as make certain payments to our advisor and our affiliated property manager pursuant to the terms of our advisory and property management agreements.

We intend to make an election to be taxed as a REIT under the Internal Revenue Code commencing with the year ended December 31, 2019. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends-paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Cash Flows

The following table provides a breakdown of the net change in our cash and cash equivalents and restricted cash:

	Year Ended December 31, 2019	Year Ended December 31, 2018
Net cash used in operating activities	$(459,142)	$(3,725)
Net cash used in investing activities	(38,130,062)	—
Net cash provided by financing activities	82,925,023	3,209,900
Net increase in cash and cash equivalents and restricted cash	$44,335,819	$3,206,175

Cash flows used in operating activities were $459,142 for the year ended December 31, 2019, primarily as a result of seven months of real estate activity from the acquisition of Cottonwood West Palm and interest income from our real estate note investment offset by the impact of changes in operating assets and liabilities. Significant operating cash outflows included reimbursable operating costs from related parties, legal and professional services, and real estate taxes.

Cash flows used in investing activities were $38,130,062 for the year ended December 31, 2019, primarily due to our purchase of Cottonwood West Palm and draws on the Dolce B-Note and Lector85 Investment.

Cash flows provided by financing activities were $82,925,023 for the year ended December 31, 2019, primarily due to the net proceeds we received from the issuance of Series 2019 Preferred Stock and common stock, reduced by distributions to common stockholders.

There were minimal operating activities and no investing activities for the year ended December 31, 2018. Financing activities as of December 31, 2018 included $3,209,900 of proceeds from the Offering.

Distributions

During our offering stage, when we may raise capital more quickly than we acquire income-producing assets, and for some period after our offering stage, we will not be able to make distributions solely from our cash flow from operating activities. Further, because we may receive income from our investments at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our existence and from time to time during our operational stage, we will declare distributions in anticipation of cash flows that we expect to receive during a later period and we will make these distributions in advance of our actual receipt of these funds.

The following table summarizes the distributions attributable to our common stock that were declared and paid, along with information about cash flow provided by (used in) operating during the year ended December 31, 2019.

			Distributions Paid(3)
Period	Distributions Declared(1)	Distributions Declared Per Share(1)(2)	Cash	Reinvested (DRP)	Total	Cash Provided By (Used In) Operating Activities
First Quarter 2019	$117,486	0.06216279	$40,024	$18,021	$58,045	$(19,449)
Second Quarter 2019	477,731	0.09442300	271,447	69,565	341,012	384,310
Third Quarter 2019	767,563	0.10825698	562,887	124,224	687,111	(172,410)
Fourth Quarter 2019	1,006,812	0.11374146	728,114	189,793	917,907	(651,593)
Total	$2,369,592		$1,602,472	$401,603	$2,004,075	$(459,142)

(1) Distributions for the periods from January 1, 2019 through February 28, 2019 and March 19, 2019 through December 31, 2019 were based on daily record dates and were calculated at a rate of $0.00136986 per share per day. A daily distribution in the amount of 0.02465753 per share was declared for stockholders of record as of March 18, 2019.

(2) Assumes share was issued and outstanding each day during the period presented.

(3) Distributions are paid on a monthly basis and include distributions declared for daily record dates starting December 18, 2018. In general, distributions for all record dates of a given month are paid on or about the fifth business day of the following month.

For the year ended December 31, 2019, we made aggregate distributions of $2,004,075, including $1,602,472 distributions paid in cash and $401,603 of distributions reinvested through our distribution reinvestment plan. Our net loss for the year ended December 31, 2019 was $3,296,194. Cash flows used in operating activities for the year ended December 31, 2019 was $459,142. We funded our total distributions paid, which includes net cash distributions and distributions reinvestment by stockholders, with prior period cash provided by operating activities when available and offering proceeds. Generally, for purposes of determining the source of our distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for the acquisition of real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. In addition, to the extent distributions exceed cash flow from operating activities, a stockholder's basis in our stock will be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize capital gain.

We expect our board of directors to continue to authorize and declare distributions based on daily record dates and to pay these distributions on a monthly basis. We have not established a minimum distribution level for our common stockholders, and our charter does not require that we make distributions to our common stockholders. See "Subsequent Events" for information on distributions payable to our Series 2019 Preferred Stock. We may also issue stock dividends. The timing and amount of distributions will be determined by our board of directors in its sole discretion and may vary from time to time.

Critical Accounting Policies

A critical accounting policy is one that is both important to our financial condition and results of operations and that involves some degree of uncertainty. The preparation of our financial statements may require significant management judgments, assumptions and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. We consider our accounting policy over investments in real estate to be critical. See Note 2 of the consolidated financial statements in this Annual Report on Form 10-K for further description of this policy.

Experts

The consolidated financial statements of Cottonwood Communities, Inc. as of December 31, 2019 and 2018, and for each of the years in the two-year period ended December 31, 2019, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Cottonwood Communities, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Cottonwood Communities, Inc. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/KPMG LLP
We have served as the Company’s auditor since 2016.
Denver, Colorado
March 25, 2020

Cottonwood Communities, Inc.
Consolidated Balance Sheets

	December 31,
	2019	2018
Assets
Real estate assets, net	$63,905,651	$—
Investment in unconsolidated real estate entity	4,961,868	—
Real estate note investment, net	2,059,309	—
Cash and cash equivalents	47,549,804	3,406,175
Restricted cash	192,190	—
Other assets	707,524	317,279
Total assets	119,376,346	3,723,454
Liabilities and equity
Liabilities
Credit facility, net	34,990,146	—
Preferred stock, net	809,478	—
Related party payables	287,561	128,617
Accounts payable, accrued expenses and other liabilities	992,689	29,146
Total liabilities	37,079,874	157,763
Commitments and contingencies (Note 12)
Stockholders' equity
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 8,851,759 and 366,654 shares issued and outstanding at December 31, 2019 and 2018, respectively	88,518	3,667
Additional paid-in capital	87,973,949	3,662,233
Accumulated distributions	(2,369,592)	—
Accumulated deficit	(3,396,403)	(100,209)
Total stockholders' equity	82,296,472	3,565,691
Total liabilities and stockholders' equity	$119,376,346	$3,723,454

See accompanying notes to consolidated financial statements

Cottonwood Communities, Inc.
Consolidated Statements of Operations

	Year Ended December 31,
	2019	2018
Revenues
Rental and other property revenues	$2,797,475	$—
Real estate note investment interest	44,777	—
Total revenues	2,842,252	—
Expenses
Property operations expense	1,428,925	—
Reimbursable operating expenses to related parties	541,652	—
Asset management fee to related party	811,395	—
Depreciation and amortization	2,738,190	—
General and administrative expenses	876,808	100,209
Total operating expenses	6,396,970	100,209
Other income (expense)
Equity in earnings of unconsolidated real estate entity	272,805	—
Interest income	492,542	—
Interest expense	(916,626)	—
Total other expense	(151,279)	—
Total expenses before asset management fee waiver	(6,548,249)	(100,209)
Asset management fee waived by Advisor	409,803	—
Net expenses after asset management fee waiver	(6,138,446)	(100,209)
Net loss	$(3,296,194)	$(100,209)

Weighted-average shares outstanding	4,711,343	32,053
Net loss per common share - basic and diluted	$(0.70)	$(3.13)

See accompanying notes to consolidated financial statements

Cottonwood Communities, Inc.
Consolidated Statements of Stockholders' Equity

	Common Stock		Additional Paid-In Capital	Accumulated Distributions	Accumulated Deficit
	Shares	Amount				Total Equity
Balance at December 31, 2017	20,000	$200	$199,800	$—	$—	$200,000
Issuance of common stock	346,654	3,467	3,462,433	—	—	3,465,900
Net loss	—	—	—	—	(100,209)	(100,209)
Balance at December 31, 2018	366,654	$3,667	$3,662,233	$—	$(100,209)	$3,565,691
Issuance of common stock	8,485,105	84,851	84,311,716	—	—	84,396,567
Distributions to investors	—	—	—	(2,369,592)	—	(2,369,592)
Net loss	—	—	—	—	(3,296,194)	(3,296,194)
Balance at December 31, 2019	8,851,759	$88,518	$87,973,949	$(2,369,592)	$(3,396,403)	$82,296,472

See accompanying notes to consolidated financial statements

Cottonwood Communities, Inc.
Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2019	2018
Cash flows from operating activities:
Net loss	$(3,296,194)	$(100,209)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,738,190	—
Equity in earnings	(272,805)	—
Amortization of real estate note investment issuance cost	19,904	—
Amortization of debt issuance costs	62,248	—
Noncash interest expense on preferred stock	4,047	—
Changes in operating assets and liabilities:
Other assets	(5,153)	(61,279)
Related party payables	158,944	128,617
Accounts payable, accrued expenses and other liabilities	131,677	29,146
Net cash used in operating activities	(459,142)	(3,725)
Cash flows from investing activities:
Acquisition of real estate	(31,171,298)	—
Capital improvements to real estate	(190,488)	—
Investment in unconsolidated real estate entity	(4,689,063)	—
Issuance of real estate note investment including issuance costs	(2,079,213)	—
Net cash used in investing activities	(38,130,062)	—
Cash flows from financing activities:
Proceeds from issuance of preferred stock, net of issuance costs	805,431	—
Proceeds from issuance of common stock	83,722,064	3,209,900
Distributions to common stockholders	(1,602,472)	—
Net cash provided by financing activities	82,925,023	3,209,900
Net increase in cash and cash equivalents and restricted cash	44,335,819	3,206,175
Cash and cash equivalents and restricted cash, beginning of period	3,406,175	200,000
Cash and cash equivalents and restricted cash, end of period	$47,741,994	$3,406,175

Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$47,549,804	$3,406,175
Restricted cash	192,190	—
Total cash and cash equivalents and restricted cash	$47,741,994	$3,406,175

Supplemental disclosure of cash flow information:
Cash paid for interest	$726,949	$—

Supplemental disclosure of non-cash investing and financing activities:
Credit facility entered into in conjunction with acquisition of real estate	$35,995,000	$—
Assumption of liabilities in connection with acquisition of real estate	452,639	—
Proceeds receivable for issuance of common stock	528,900	256,000
Issuance of common stock through dividend reinvestment program	401,603	—
Common stock distributions declared but not yet paid	365,517	—

See accompanying notes to consolidated financial statements

Cottonwood Communities, Inc.
Notes to Consolidated Financial Statements
1. Organization and Business

Cottonwood Communities, Inc. (the "Company," we," "our," or "us") is a Maryland corporation formed on July 27, 2016 that intends to qualify as a real estate investment trust ("REIT") beginning with the taxable year ending December 31, 2019. The Company is the sole general partner of Cottonwood Communities O.P., LP, a Delaware limited partnership (the “Operating Partnership”). Cottonwood Communities Investor, LLC, a wholly owned subsidiary of Cottonwood Residential O.P., LP (“CROP”), is the sole limited partner of the Operating Partnership. Unless the context indicates otherwise, the “Company,” “we,” “our” or “us” refers to Cottonwood Communities, Inc. and its consolidated subsidiaries, including the Operating Partnership. We were formed to invest in multifamily apartment communities and real estate related assets located throughout the United States. Substantially all of our business is conducted through the Operating Partnership.

We are offering $750,000,000 in shares in the Offering, consisting of $675,000,000 of shares of common stock offered in our primary offering and $75,000,000 in shares of common stock pursuant to the DRP Offering at a purchase price of $10.00 per share (with discounts available to certain categories of purchasers) in both the primary and DRP Offering. Common stock has two classes, Class A and Class T. The share classes have a different selling commission structure; however, these offering-related expenses are being paid by our advisor without reimbursement by us. We are offering to sell any combination of Class A and Class T common stock in the Offering, with a dollar value up to the maximum offering amount.

On November 8, 2019, we launched the Private Offering, a private placement offering exempt from registration under the Securities Act for which we are offering a maximum of $50,000,000 in shares of Series 2019 Preferred Stock to accredited investors at a purchase price of $10.00 per share. Offering-related expenses in the Private Offering are paid by us from gross offering proceeds.

We are externally managed and have no employees. From August 13, 2018 to March 1, 2019, Cottonwood Communities Management, LLC, an affiliate of CROP, acted as our advisor and our property manager. Effective March 1, 2019, CC Advisors III, LLC (our “advisor”), also an affiliate of CROP, became our advisor. Cottonwood Communities Management, LLC (our "property manager") continues to act as property manager for our multifamily apartment communities.

As of December 31, 2019, we have raised $1,198,000 and $88,062,000 of Series 2019 Preferred Stock and common stock, respectively. We own a multifamily apartment community in West Palm Beach, Florida, have issued a B Note secured by a deed of trust on a multifamily development project in Allen, Texas, have made a preferred equity investment in a multifamily development project in Ybor City, Florida, and have entered into an agreement to provide a preferred equity investment in an entity that has purchased and intends to develop a parcel of land in Denver, Colorado (see Note 12).

Subsequent to December 31, 2019, and as described in Note 14, we have entered into a purchase and sale agreement to acquire a multifamily apartment community in the Greater Boston area.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Investments in Real Estate

In accordance with the guidance for business combinations, we determine whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, we account for the transaction as an asset acquisition. When substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

We account for asset acquisitions by allocating the total cost to the individual assets acquired and liabilities assumed on a relative fair value basis. Transaction costs associated with the acquisition of a property are capitalized as incurred and are allocated to land, building, furniture, fixtures and equipment and intangible assets on a relative fair value basis. Real estate assets and liabilities include land, building, furniture, fixtures and equipment, other personal property, in-place lease intangibles and debt. The fair values are determined using methods similar to those used by independent appraisers, and include using replacement cost estimates less depreciation, discounted cash flows, market comparisons, and direct capitalization of net operating income.

Real Estate Assets, Net
We state real estate assets at cost, less accumulated depreciation and amortization. We capitalize costs related to the development, construction, improvement, and significant renovation of properties, which include capital replacements such as scheduled carpet replacement, new roofs, HVAC units, plumbing, concrete, masonry and other paving, pools and various exterior building improvements.

We compute depreciation on a straight-line basis over the estimated useful lives of the related assets. Intangible assets are amortized to depreciation and amortization over the remaining lease term. The useful lives of our real estate assets are as follows (in years):

Land improvements	5-15
Buildings	30
Building improvements	5-15
Furniture, fixtures and equipment	5-15
Intangible assets	Over lease term

We expense ordinary maintenance and repairs to operations as incurred. We capitalize significant renovations and improvements that improve and/or extend the useful life of an asset and amortize over their estimated useful life, generally five to 15 years.

Impairment of long-lived assets

Long-lived assets include real estate assets, acquired intangible assets, and real estate note investments. Intangible assets are amortized on a straight-line basis over their estimated useful lives. On an annual basis, we assess potential impairment indicators of long-lived assets. We also review for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Indicators that may cause an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results and significant market or economic trends. When we determine the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators, we determine recoverability by comparing the carrying amount of the asset to the net future undiscounted cash flows the asset is expected to generate. We recognize, if appropriate, an impairment charge equal to the amount by which the carrying amount exceeds the fair value of the asset.

Investment in Unconsolidated Real Estate Entity

Real estate investments where we have significant noncontrolling influence are accounted for under the equity method. Our equity method investment in an unconsolidated real estate entity is recorded at cost, adjusted for our share of equity in earnings for each period, and reduced by distributions.

We assess potential impairment of investments in unconsolidated real estate entities whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is not considered temporary, the impairment is measured as the excess of the carrying amount of the investment over the fair value of the investment. No impairment losses were recognized for the year ended December 31, 2019 related to the Company's investment in an unconsolidated real estate entity.

Evaluation of Acquisition, Construction and Development Investments

We evaluate our note investments at the time of origination to determine whether these arrangements represent, in economic substance, an investment in real estate or a loan using the guidance for acquisition, development, and construction (“ADC”) arrangements. This includes evaluating the risks and rewards of each arrangement and the characteristics of an owner of real estate versus those of a lender.

Real Estate Note Investment

We carry our real estate note investment at amortized cost with an assessment made for impairment in the event recoverability of the principal amount becomes doubtful. If, upon testing for impairment, the fair value result of the real estate note investment or its collateral is lower than the carrying amount of the note, an allowance is recorded to lower the carrying amount to fair value, with a loss recorded in earnings. The amortized cost of our real estate note investment on the consolidated balance sheets consists of drawn amounts on the notes, net of unamortized costs and fees directly associated with the origination of the note. Costs we incur associated with originating real estate note investments are deferred and amortized on a straight-line basis, which approximates the effective interest method, over the term of the corresponding real estate note investment as an adjustment to interest income and are reflected on our consolidated statements of operations as real estate note investment interest. Interest income on our real estate note investment is recognized on an accrual basis over the life of the note and is being collected monthly.

Cash and Cash Equivalents

We consider all cash on deposit, money market funds and short-term investments with original maturities of three months or less to be cash and cash equivalents. Cash and cash equivalents consist of amounts the Company has on deposit with major commercial financial institutions.

Restricted Cash

Restricted cash includes residents' security deposits, utility deposits, and escrow deposits held by the lender for property related items.

Preferred Stock

Series 2019 Preferred Stock is described in Note 8. The instrument is classified as a liability on the consolidated balance sheet due to the mandatory redemption feature of the instrument on a fixed date for a fixed amount. Preferred stock distributions are recorded as interest expense.

Debt Financing Costs

Debt financing costs are presented as a direct deduction from the carrying amount of the associated liability, which includes our credit facility and preferred stock. Debt financing costs are amortized over the life of the related liability through interest expense.

Rental and Other Property Revenues

Revenue related to leases is recognized on an accrual basis when due from residents. Rental payments are generally due on a monthly basis and recognized on a straight-line basis over the noncancellable lease term because collection of the lease payments was probable at lease commencement.

Our leases with residents may also provide that the resident reimburse us for certain costs, primarily the resident’s share of utilities expenses, incurred by the apartment community. These services represent non-lease components in a contract as we transfer a service to the lessee other than the right to use the underlying asset. We have elected the practical expedient under the GAAP leasing standard to not separate lease and non-lease components from our lease contracts as the timing and pattern of revenue recognition for the non-lease component and related lease component are the same and the combined single lease component would be classified as an operating lease.

Income Taxes

We intend to qualify as a REIT and to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, beginning with the year ending December 31, 2019.

To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income to our stockholders. As a REIT, we generally are not subject to federal corporate income tax on that portion of our taxable income that is currently distributed to stockholders.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants relief under certain statutory provisions. Such an event could materially and adversely affect our net income and net cash available for distribution to stockholders. However, we intend to organize and operate in such a manner as to qualify for treatment as a REIT.

Organization and Offering Costs

Organization costs include all expenses incurred in connection with our formation, including but not limited to legal fees and other costs to incorporate the Company. Offering costs include all expenses incurred in connection with any offering of our shares, including legal, accounting, printing, mailing and filing fees, escrow charges and transfer agent fees, dealer manager fees and selling commissions. All organization and offering costs in connection with the Offering are paid by our advisor. We will not incur any liability for or reimburse our advisor for any of these organizational and offering costs related to the Offering. As of December 31, 2019, organization and offering costs incurred by our advisor in connection with the Offering were approximately $10,104,000. Organization and offering costs for the Private Offering are borne by us. As of December 31, 2019, organization and offering costs incurred by us in connection with the Private Offering were approximately $393,000.

3. Real Estate Assets, Net

The following table summarizes the carrying amounts of our consolidated real estate assets:

December 31, 2019
Building and building improvements	$52,466,583
Land and land improvements	10,658,155
Furniture, fixtures and equipment	2,015,778
Intangible assets	1,503,325
66,643,841
Less: Accumulated depreciation and amortization	(2,738,190)
Real estate assets, net	$63,905,651
We had no real estate assets as of December 31, 2018.

Asset acquisitions

On May 30, 2019, we acquired Cottonwood West Palm (formerly "Luma at West Palm Beach"), a multifamily community in West Palm Beach, Florida for $66,923,500. Acquired assets and liabilities were recorded at relative fair value as an asset acquisition (Note 2).

The following table summarizes the purchase price allocation of the real estate assets acquired during the year ended December 31, 2019:

	Allocated Amounts
Property	Building	Land	Land Improvements	Personal Property	Intangible	Total
Cottonwood West Palm	$52,276,096	$9,379,895	$1,278,260	$2,015,778	$1,503,325	$66,453,354

The weighted-average amortization period for the intangible lease assets acquired in connection with the Cottonwood

West Palm acquisition was 0.5 years. As such, the intangible lease assets acquired from the Cottonwood West Palm acquisition have been fully amortized by December 31, 2019.

Approximately $190,000 of building improvements were capitalized subsequent to the acquisition of Cottonwood West Palm.

4. Investment in Unconsolidated Real Estate

Lector85 Investment

At December 31, 2019, we had issued approximately $4,689,000 of our $9,900,000 preferred equity investment (the "Lector 85 Investment") in a joint venture with Milhaus, LLC ("Milhaus"). Milhaus is using the Lector85 Investment, a $34,000,000 construction loan and equity of $9,300,000 to develop Lector85, a 254-unit multifamily project in Ybor City, Florida that includes retail space. The Lector85 Investment is being drawn in stages as needed throughout the construction of the project.

The primary terms of the Lector85 Investment are:

Preferred Return (1)	Latest Redemption Date (2)
13%	August 15, 2024

(1) Rate will be reduced to an annualized rate of 10% upon either project stabilization, or one year following receipt of the project’s final certificate of occupancy, (whichever occurs later) and subject to satisfaction of loan-to-value and debt service coverage ratio covenants.

(2) Subject to one twelve-month extension option, the Lector85 Investment cannot be redeemed earlier than two years after the receipt of all temporary certificate of occupancies. After that, it must be redeemed no later than the earlier of (i) the payment in full of the construction loan or (ii) the construction loan maturity date, which is August 15, 2022, subject to a two year extension option.

The investment also has a special preferred return of $200,000 to be paid upon redemption.

The Lector85 Investment is accounted for under the equity method of accounting. Equity in earnings for our Lector85 Investment is determined under the hypothetical liquidation book value ("HLBV") method, where income is recorded based on changes in what would be received should the entity liquidate all of its assets (as valued in accordance with GAAP) and distribute the resulting proceeds to its creditors and investors based on the contractually defined liquidation priorities. The HLBV method is a balance sheet focused approach commonly applied to equity investments where cash distribution percentages vary at different points in time and are not directly linked to an equity holder’s ownership percentage.

Our equity investment agreement for the Lector85 Investment has liquidation rights and priorities that are sufficiently different from the ownership percentages such that the HLBV method was deemed appropriate. The difference between the calculated liquidated distribution amounts at the beginning and the end of the reporting period, after adjusting for capital contributions and distributions, is used to derive our share of income or loss from the equity investment for the period. Equity in earnings from the Lector85 Investment was $272,805 for the year ended December 31, 2019.

5. Real Estate Note Investment
Dolce B-Note
At December 31, 2019, we had issued approximately $1,794,000 of a $10,000,000 B note to a developer (the "Dolce B Note"). The developer is using the proceeds from the Dolce B Note, additional financing in the amount of $45,500,000 (the “Dolce A Note”) and $17,900,000 in common equity to develop Dolce Twin Creeks, Phase II, a 366-unit multifamily project in Allen Texas that includes medical office space. The Dolce B Note is being drawn in stages as needed throughout the construction of the project. The primary terms of the Dolce B Note are:

Annual Interest	Interest Floor	Maturity
9.5% + 1-mo libor	12%	December 31, 2021

The developer is required to make monthly interest only payments with principal due at maturity, with two six month extension options. Prepayment is permitted in whole but not in part subject to certain prepayment fees, with certain exceptions.

Net interest income from the Dolce B Notes was $44,777 for the year ended December 31, 2019. No allowance was recorded on the Dolce B Note for the year ended December 31, 2019.

6. Credit Facility
On May 30, 2019, we entered into a Master Credit Facility Agreement with Berkadia Commercial Mortgage, LLC (the “Credit Facility”) and obtained an advance secured against Cottonwood West Palm in the amount of $35,995,000. The advance carries an interest-only term of 10 years and bears a fixed interest rate of 3.93%. We have the right to prepay all or a portion of the Facility at any time subject to certain fees and conditions contained in the loan documents. The Credit Facility is presented net of the origination fees that were incurred to obtain the financing.

We may finance other future acquisitions through the Credit Facility. The aggregate loan-to-value ratio for all advances made cannot exceed 65% at the time any advance is made. There is no limit on the amount that we can borrow so long as we maintain loan-to-value ratio and other requirements as set forth in the agreement. Each advance will be cross-collateralized with the other advances. We are permitted to sell the multifamily apartment communities that are secured by the Credit Facility individually, provided that certain debt coverage ratios and other requirements are met. We are in compliance with all debt covenants as of December 31, 2019.

7. Fair Value of Financial Instruments
We estimate the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate. As of December 31, 2019, the fair values of cash and cash equivalents, restricted cash, other assets, related party payables, and accounts payable, accrued expenses and other liabilities approximate their carrying values due to the short-term nature of these instruments.
Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that we could realize upon settlement.

The fair value hierarchy is as follows:

Level 1 - Quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2 - Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:
•Quoted prices for similar assets/liabilities in active markets;
•Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited  information, non-current prices, high variability over time);
•Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and

•Inputs that are derived principally from or corroborated by other observable market data.
Level 3 - Unobservable inputs that cannot be corroborated by observable market data.

The table below includes the carrying value and fair value for our financial instruments for which it is practicable to estimate fair value:

	As of December 31, 2019		As of December 31, 2018
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Asset:
Real estate note investment	$1,793,771	$1,793,771	$—	$—

Financial Liability:
Credit Facility	$35,995,000	$37,410,000	$—	$—
Series 2019 Preferred Stock	$1,198,000	$1,198,000	$—	$—

Our real estate note investment, Credit Facility and preferred stock are categorized as Level 3 in the fair value hierarchy.

8. Preferred Stock

The Series 2019 Preferred Stock receives a fixed preferred dividend based on a cumulative, but not compounded, annual return of 5.5% (based on $10.00 per share), has a fixed redemption date and is classified as a liability on the consolidated balance sheets. We have the option to extend redemption of preferred stock for two one-year extension periods, subject to an increase in the preferred dividend rate. We can also redeem the preferred stock early for cash at $10.00 per share plus all accrued and unpaid dividends beginning on January 1, 2022 or upon the occurrence of certain special events. Dividends to preferred stockholders are classified as interest expense on the consolidated statement of operations. Information on the outstanding series of preferred stock are as follows:

	Dividend Rate	Extension Dividend Rate	Redemption Date	Shares Outstanding at December 31, 2019	Dividends for the Year Ended December 31, 2019
Series 2019 Preferred Stock	5.5%	6.0%	December 31, 2023	119,800	$1,569

The Series 2019 Preferred Stock ranks senior to common stock with respect to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the company.

9. Stockholders' Equity

Our charter authorizes the issuance of up to 1,100,000,000 shares of capital stock, of which 1,000,000,000 shares are designated as common stock at $0.01 par value per share and 100,000,000 are designated as preferred stock at $0.01 par value per share.

Common Stock

Effective August 13, 2019, we established two classes of common stock by designating 500,000,000 shares of common stock as Class A and 500,000,000 shares of common stock as Class T. In addition, on August 13, 2019, the currently issued and outstanding shares of common stock were renamed as Class A common stock. Both classes have identical rights and privileges. Holders of our Class A and Class T common stock are entitled to receive such distributions as may be declared from time to time by our board of directors out of legally available funds, subject to any preferential rights of outstanding preferred stock. With respect to each authorized and declared distribution, each outstanding share of common stock shall be entitled to receive the same amount. Stockholders are also entitled to one vote per share on all matters submitted to a vote, including the election of directors. As of December 31, 2019, we had outstanding Class A shares of 8,851,759, which includes 20,000 shares owned by CROP and 40,160 issued through our distribution reinvestment program. No Class T shares were issued and outstanding as of December 31, 2019.

Preferred Stock

The board of directors is authorized, without approval of common stockholders, to provide for the issuance of preferred stock, in one or more classes or series, with such rights, preferences and privileges as the board of directors approves. Effective November 8, 2019, we classified and designated 5,000,000 shares of our authorized but unissued preferred stock as shares of Series 2019 Preferred Stock. The Series 2019 Preferred Stock ranks senior to common stock with respect to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the company. Holders of our Series 2019 Preferred Stock have no voting rights. See Note 8 for additional information regarding these shares.

Common Stock Distributions

Distributions on our common stock are determined by the board of directors based on our financial condition and other relevant factors. Common stockholders may choose to receive cash distributions or purchase additional shares through our distribution reinvestment plan. We have paid distributions from offering proceeds and from cash flows from operations, and we may continue to fund distributions with offering proceeds. For the year ended December 31, 2019, we paid aggregate distributions of $2,004,075, including $1,602,472 distributions paid in cash and $401,603 of distributions reinvested through our distribution reinvestment plan. Accrued distributions declared but not yet paid as December 31, 2019 were $365,517. Distributions were $0.50 per common share for the year ended December 31, 2019.

For the year ended December 31, 2019, 100% (unaudited) of distributions to stockholders were reported as a return of capital or, to the extent they exceed a stockholder’s adjusted tax basis, as gains from the sale or exchange of property.

10. Related-Party Transactions

Advisory Agreement

Our advisor is responsible for making decisions related to the structuring, acquisition, management, financing and disposition of our assets in accordance with our investment objectives, guidelines, policies and limitations. Our advisor also manages day-to-day operations, retains property managers, and performs other duties. These activities are all subject to oversight by our board of directors. Per the terms of our advisory agreement, our advisor is entitled to receive the fees for these services which are mentioned below.

Asset Management Fee

Our advisor receives an annual asset management fee, paid monthly, in an amount equal to 1.25% of gross assets, as defined in the advisory agreement, as of the last day of the prior month. We incurred asset management fees of $811,395 for the year ended December 31, 2019. No asset management fees were incurred for the year ended December 30, 2018. Our advisor has agreed to waive its asset management fee each month in an amount equivalent to the 6.0% discount provided to those who purchase Class A shares through certain distribution channels as specified in the prospectus for the Offering. This is to ensure that we receive proceeds equivalent to those received for sales of shares outside of these channels. As a result, the asset management fee waived by our advisor for the year ended December 31, 2019 was $409,803.

Contingent Acquisition Fee

After common stockholders have received, or are deemed to have received (with respect to a merger or a listing), together as a collective group, aggregate distributions sufficient to provide a return of their invested capital, plus a cumulative, noncompounded annual return on their investment (a “Required Return”), our advisor will receive a contingent acquisition fee from us that is a percentage of the cost of investments acquired or originated by us, or the amount to be funded by us to acquire or originate loans, including acquisition and origination expenses and any debt attributable to such investments plus significant capital expenditures related to the development, construction or improvement of the investment as follows: 1% contingent acquisition fee if stockholders receive a 6% Required Return; and 2% additional contingent acquisition fee if stockholders receive a 13% Required Return. The contingent acquisition fee is immediately payable when each Required Return has been met. The fee is based on all assets we have acquired even if no longer in our portfolio.  To the extent we acquire any assets after satisfying the return threshold, the contingent acquisition fee will be immediately payable at the closing of the acquisition.

If our advisor agreement is terminated before August 13, 2028 for any reason other than our advisor’s fraud, willful misconduct or gross negligence, our advisor will receive a 3% contingent acquisition fee less the amount of any prior payments of contingent acquisition fees to our advisor. No contingent acquisition fees were incurred for the years ended December 31, 2019 and 2018.

Contingent Financing Fee

After our common stockholders have received, or are deemed to have received (with respect to a merger or a listing), together as a collective group, aggregate distributions sufficient to provide a return of their invested capital, plus a Required Return of 13%, our advisor will receive from us a contingent financing fee of 1% of the original principal amount of any financing obtained or assumed by us.

The contingent financing fee is payable upon satisfying the return threshold with respect to any financing obtained or assumed by us prior to satisfaction of the return threshold and at the closing of new financing following satisfaction of the return threshold. If our advisor agreement is terminated before August 13, 2028 for any reason other than the advisor’s fraud, willful misconduct or gross negligence, the payment of the contingent financing fee will be immediately due and payable. No contingent financing fees were incurred for the years ended December 31, 2019 and 2018.

Acquisition Expense Reimbursement

Subject to the limitations contained in our charter, our advisor receives reimbursement from us for all out-of-pocket expenses incurred in connection with the selection and acquisition or origination of investments, whether or not we ultimately acquire the property or other real estate-related investment. Acquisition expenses reimbursed to our advisor during the years ended December 31, 2019 and 2018 were not significant, as we have generally incurred and paid such expenses directly.

Reimbursable Operating Expenses

We reimburse our advisor or its affiliates for all actual expenses paid or incurred by our advisor or its affiliates in connection with the services provided to us, including our allocable share of our advisor’s or its affiliates’ overhead, such as rent, personnel costs, utilities, cybersecurity and IT costs; provided, however, that we will not reimburse our advisor or its affiliates for salaries, wages and related benefits of personnel who perform investment advisory services for us or serve as our executive officers. In addition, subject to the approval of our board of directors we may reimburse our advisor or its affiliates for costs and fees associated with providing services to us that we would otherwise engage a third party to provide. Reimbursable company operating expenses were $541,652 for the year ended December 31, 2019. There were no reimbursable company operating expenses for the year ended December 31, 2018.

Commencing with the quarter ending June 30, 2020, our advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors.

Property Management Fee

Our property manager operates under the terms of separate property management agreements for each community. Our property manager receives from us a property management fee in an amount up to 3.5% of the annual gross revenues of the multifamily apartment communities that it manages. We incurred property management fees of $97,877 for the year ended December 31, 2019. No property management fees were incurred in 2018. Property management fees are presented within property operations expense on the consolidated statements of operations.

Promotional Interest

Cottonwood Communities Advisors Promote, LLC, an affiliated entity, will receive from the Operating Partnership a promotional interest equal to 15% of net income and cash distributions, but only after our common stockholders, together as a collective group, receive in the aggregate, cumulative distributions from us sufficient to provide a return of their invested capital plus a 6% cumulative, non-compounded annual return on their invested capital. Cottonwood Communities Advisors Promote, LLC, will not be required to make any capital contributions to our Operating Partnership in order to obtain the promotional interest.

In addition, Cottonwood Communities Advisors Promote, LLC will be entitled to a separate one-time payment upon (1) the listing of our common stock on a national securities exchange or (2) the occurrence of certain events that result in the termination or non-renewal of our advisory agreement, in each case for an amount that Cottonwood Communities Advisors

Promote, LLC would have been entitled to receive as if our Operating Partnership had disposed of all of its assets at the market value of our shares of common stock as of the date of the event triggering the payment.

A separate one-time payment following the termination or non-renewal of our advisory agreement for reasons unrelated to a liquidity event for our common stockholders will be in the form of an interest-bearing promissory note that is payable only after our common stockholders have actually received distributions in the amount required before Cottonwood Communities Advisors Promote, LLC can receive the promotional interest. Provided, however, if the promissory note has not been repaid prior to a liquidity event for our common stockholders, the promissory note shall be paid in full on the date of or immediately prior to the liquidity event.

Independent Director Compensation

We pay each of our independent directors an annual retainer of $10,000. We also pay our independent directors for attending meetings as follows: (i) $500 for each board meeting attended and (ii) $500 for each committee meeting attended (if held at a different time or place than a board meeting). All directors receive reimbursement of reasonable out of pocket expenses incurred in connection with attendance at meetings of the board of directors.

11. Economic Dependency

Under various agreements, we have engaged or will engage our advisor or its affiliates to provide certain services that are essential to us, including asset management services and other administrative responsibilities for the Company including accounting services and investor relations. Because of these relationships, we are dependent upon our advisor. If these companies were unable to provide us with the respective services, we would be required to find alternative providers of these services.

12. Commitments and Contingencies

As of December 31, 2019, we had remaining commitments on our Lector85 Investment and Dolce B-Note of up to approximately $5,211,000 and $8,206,000, respectively. See Note 4 and Note 5 for additional information regarding these investments.

2980 Huron Investment

On October 25, 2019, we entered into a joint venture (the "Huron Joint Venture") to provide a preferred equity investment in an entity that has purchased and intends to develop 0.84 acres in the Union Station North neighborhood in downtown Denver, Colorado (the "2980 Huron Project"). The 2980 Huron Project is a proposed 13-story, 299-unit high-rise multifamily apartment community that will feature several amenities, including a pool deck, fitness center, aqua lounge and a co-working space and lounge. We expect construction on the 2980 Huron Project to commence in summer 2020 and to be completed in late 2022.

Our joint venture partner is CA Residential, a real estate investment and development firm. CA Residential is the managing member of the Huron Joint Venture; however, we have approval rights with respect to major decisions involving the 2980 Huron Project. We expect CA Residential or its affiliates to provide services to the 2980 Huron Project for which they will earn fees separate and in addition to any payments associated with their equity interest.

Pursuant to the joint venture agreement, CA Residential will use our $20,000,000 preferred equity investment, $17,500,000 in common equity and a $65,400,000 secured construction loan to fund the project. Our contributions will only be made following the contribution of the full $17,500,000 of common equity, and then will be made as project costs are incurred. As of December 31, 2019, CA Residential had not drawn on the 2980 Huron Investment.

Pursuant to the terms of the joint venture agreement, our preferred equity investment has an annual preferred return of 12%, compounded monthly, and matures on the earlier of: (i) the sale of the 2980 Huron Project (ii) the maturity of the construction loan; and (iii) such earlier date as may be provided in the transaction documents, all subject to a one-year extension provided certain conditions are satisfied. In addition, we will receive an underwriting fee in the amount of 1% of our preferred equity investment at origination and will receive an exit fee in the amount of 0.5% of the investment amount on repayment.

Litigation

As of December 31, 2019, we were not subject to any material litigation nor were we aware of any material litigation threatened against us.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan whereby common stockholders may elect to have us apply their dividends and other distributions to the purchase of additional shares of common stock. Participants in the plan will acquire common stock at the per share price effective on the date of purchase (initially $10.00).

Share Repurchases
Series 2019 Preferred Stock
Upon the request of a holder of Series 2019 Preferred Stock, we may, at the sole discretion of the board of directors, repurchase their shares at the following prices, which are dependent on how long a redeeming stockholder has held each share:

Share Purchase Anniversary	Repurchase Price
Less than 1 year	$8.80
1 year	$9.00
2 years	$9.20
3 years	$9.40
4 years	$9.60
5 years	$9.80
A stockholder’s death or complete disability, 2 years or more	$10.00

No Series 2019 Preferred Stock shares were redeemed during the year ended December 31, 2019.

Common Stock
Our board of directors has adopted a share repurchase program that permits holders of common stock to request, on a quarterly basis, that we repurchase all or any portion of their shares. We may choose to repurchase all, some or none of the shares that have been requested to be repurchased at our discretion, subject to limitations in the share repurchase plan. The total amount of aggregate repurchased shares will be limited to 5% of the weighted average number of shares of common stock outstanding during the prior calendar year. In addition, during any calendar year, we may redeem only the number of shares that we could purchase with the amount of net proceeds from the sale of shares under our distribution reinvestment plan during the prior calendar year.

The repurchase price is subject to the following discounts, depending on how long a redeeming stockholder has held each share:

Share Purchase Anniversary	Repurchase Price as a Percentage of Estimated Value (1)
Less than 1 year	No repurchase allowed
1 year - 2 years	85%
3 years - 4 years	90%
5 years and thereafter	95%
A stockholder’s death or complete disability, less than 2 years	95%
A stockholder’s death or complete disability, 2 years or more	100%
(1)	For the purposes of the share repurchase program, the “estimated value per share” will initially be equal to the purchase price per share at which the original purchaser or purchasers of the shares bought its shares from us, and the purchase price per share will be adjusted to reflect any stock dividends, combinations, splits, recapitalizations or any similar transaction with respect to the shares outstanding.

We plan to establish an estimated net asset value (“NAV”) per share of our common stock based on valuations of our assets and liabilities no later than May 17, 2021 and annually thereafter. Upon our establishment of an estimated NAV per share, the estimated NAV per share will be the estimated value per share pursuant to the share repurchase program.

No shares were redeemed during the years ended December 31, 2019 and 2018.

Our board of directors may, in its sole discretion, amend, suspend or terminate our share repurchase program for any reason upon 15 days’ notice to our stockholders.

13. Quarterly Financial Information (Unaudited)

The following table presents our quarterly results:

	For the Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
Revenues
Rental and other property revenues	$—	$367,542	$1,180,972	$1,248,961
Real estate note investment interest	—	—	16,699	28,078
Total revenues	—	367,542	1,197,671	1,277,039
Expenses
Property operations expense	—	222,641	661,181	545,103
Reimbursable operating expenses to related parties	125,000	125,485	148,906	142,261
Asset management fee to related party	19,783	137,942	296,126	357,544
Depreciation and amortization	—	445,951	1,270,577	1,021,662
General and administrative expenses	118,160	134,198	210,700	413,750
Total operating expenses	262,943	1,066,217	2,587,490	2,480,320
Other income (expense)
Equity in earnings of unconsolidated real estate entity	—	—	—	272,805
Interest income	31,432	130,599	137,543	192,968
Interest expense	—	(134,636)	(388,186)	(393,804)
Total other income (expense)	31,432	(4,037)	(250,643)	71,969
Total expenses before asset management fee waiver	(231,511)	(1,070,254)	(2,838,133)	(2,408,351)
Asset management fee waived by Advisor	—	—	310,484	99,319
Net expenses after asset management fee waiver	(231,511)	(1,070,254)	(2,527,649)	(2,309,032)
Net loss	$(231,511)	$(702,712)	$(1,329,978)	$(1,031,993)
Net loss per common share - basic and diluted	$(0.26)	$(0.18)	$(0.22)	$(0.12)

	For the Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Total revenues	$—	$—	$—	$—
General and administrative expenses	963	1,109	—	98,137
Net loss	$(963)	$(1,109)	$—	$(98,137)
Net loss per common share - basic and diluted	$(0.05)	$(0.06)	$—	$(1.45)

14. Subsequent Events
We have evaluated subsequent events up until the date the consolidated financial statements are issued for recognition or disclosure and have determined there are none to be reported or disclosed in the consolidated financial statements other than those mentioned below.

One Upland Acquisition

On March 19, 2020, we acquired One Upland, a multifamily apartment community in the Greater Boston area, from an unaffiliated party.

One Upland was constructed in 2016 and encompasses 303,840 rentable square feet. Amenities include a swimming pool, clubhouse, outdoor amphitheater, and a dog park.

The purchase price was $103,600,000, excluding closing costs. We funded the purchase with an initial draw of $50,000,000 from our new $67,600,000 credit facility and proceeds from our offerings.

Status of the Offering

As of March 20, 2020, we had sold 10,025,160 shares of our Class A common stock and 2,500 shares of our Class T common stock in the Offering for aggregate gross offering proceeds of $99,763,225. Included in these amounts were 63,893 shares of common stock sold pursuant to the DRP Offering for aggregate gross offering proceeds of $638,926.

Status of the Private Offering

As of March 20, 2020, we had sold approximately 830,099 shares of Series 2019 Preferred Stock for aggregate gross offering proceeds of approximately $8,263,329. In connection with the sale of these shares in the Private Offering, the Company paid aggregate selling commissions of $537,633 and placement fees of $162,403.

Distributions Paid - Common Stock

Distributions paid to holders of our common stock subsequent to December 31, 2019 were as follows:

Period	Date Paid	Daily Distribution Rate	Annualized Rate (1)	Amount
December 1, 2019 - December 31, 2019	January 10, 2020	$0.00136986	5.0%	$365,517
January 1, 2020 - January 31, 2020	February 10, 2020	$0.00136612	5.0%	$382,935
February 1 - February 29, 2020	March 9, 2020	$0.00136612	5.0%	$375,939
(1) Annualized rate is based on the $10.00 purchase price and assumes distributions are paid every day for a year at the daily distribution rate.

Distributions Declared - Common Stock

Our board of directors have declared cash distributions to holders of our common stock as follows:

Period	Daily Distribution Rate	Annualized Rate (1)	Expected Payment
March 1 - March 31, 2020	$0.00136612	5.0%	April 2020
April 1 - April 30, 2020	$0.00136612	5.0%	May 2020
May 1 - May 31, 2020	$0.00136612	5.0%	June 2020
(1) Annualized rate is based on the $10.00 purchase price and assumes distributions are paid every day for a year at the daily distribution rate.
Holders of our common stock may choose to receive cash distributions or purchase additional shares through our distribution reinvestment plan.

Dividends Paid - Preferred Stock

Dividends paid to holders of our preferred stock subsequent to December 31, 2019 were as follows:

Period	Date Paid	Daily Dividend Rate	Annualized Rate (1)	Amount
December 1, 2019 - December 31, 2019	January 10, 2020	$0.00150685	5.5%	$1,569
January 1, 2020 - January 31, 2020	February 10, 2020	$0.00150273	5.5%	$7,361
February 1 - February 29, 2020	March 9, 2020	$0.00150273	5.5%	$17,466
(1) Annualized rate is based on the $10.00 purchase price and assumes dividends are paid every day for a year at the daily dividend rate.

Dividends Declared - Preferred Stock

Pursuant to the terms of the preferred stock, our board of directors have declared cash dividends to holders of our preferred stock as follows:

Period	Daily Dividend Rate	Annualized Rate (1)	Expected Payment
March 1 - March 31, 2020	$0.00150273	5.5%	April 2020
April 1 - April 30, 2020	$0.00150273	5.5%	May 2020
May 1 - May 31, 2020	$0.00150273	5.5%	June 2020
(1) Annualized rate is based on the $10.00 purchase price and assumes dividends are paid every day for a year at the daily dividend rate.

Amendment to Lector85 Joint Venture Agreement

On March 20, 2020, we entered an amendment to our joint venture agreement with Milhaus related to our Lector85 Investment to remove the minimum cumulative return upon redemption, sale or similar transaction of 35%.

Amended and Restated Limited Partnership Agreement

On March 25, 2020, we entered the Amended and Restated Limited Partnership Agreement of Cottonwood Communities O.P., LP to be effective as of February 1, 2020 (the “Amended OP Agreement”). The Amended OP Agreement establishes the terms of a new series of partnership units designated as LTIP Units, which we intend to issue annually as equity awards to certain of our executive officers and registered persons associated with the dealer manager for the Offering. In addition, the Amended OP Agreement reflects certain other amendments to the original agreement to permit the admission of limited partners to the Operating Partnership in addition to the current sole limited partner, Cottonwood Communities Investor, LLC.

Grant of LTIP Unit Awards

On March 25, 2020, we entered LTIP Unit Award Agreements with Enzio Cassinis, our Chief Executive Officer and President, and Adam Larson, our Chief Financial Officer, as well as certain other executive officers and registered persons associated with the dealer manager for the Offering, with respect to the grant of LTIP Unit awards as recommended by our compensation committee and approved by our board of directors. Including grants to our named executive officers, we awarded an aggregate of $124,380 time-based LTIP Units that will vest approximately one-quarter of the awarded amount on January 1, 2021, 2022, 2023 and 2024. In addition, we awarded performance-based LTIP Units in an aggregate target amount of $373,120. The actual amount of each award will be determined at the conclusion of the performance period and will depend on the internal rate of return as defined in the award agreement. The earned LTIP Units will become fully vested on the first anniversary of the last day of the performance period, subject to continued employment with the advisor or its affiliates.

The awards are granted effective March 25, 2020, and the number of units will be valued by reference to the estimated value per share of our common stock, currently $10.00. LTIP Unit awards, whether vested or unvested, will entitle the participant to receive current distributions from the Operating Partnership equivalent to the dividends that would be payable with respect to the number of shares of our common stock underlying the LTIP Unit award.

COVID - 19

In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. This virus continues to spread globally including in the United States and has resulted in restrictions on travel and quarantines imposed. These restrictions have had a negative impact on the economy and business activity globally and may adversely impact the ability of our tenants, many of whom may be restricted in their ability to work, to pay their rent as and when due. In addition, our property managers may be limited in their ability to properly maintain our properties. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including additional actions taken to contain COVID-19 or treat its impact, among others. Our business and financial results could be materially and adversely impacted.